Exhibit 99.1

2350 – 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Phone: 604-685-2323 Fax: 604-629-5228 www.bajamining.com
February 3, 2009	TSX:BAJ

PRESS RELEASE

BAJA MINING PROVIDES PROJECT UPDATE

Baja Mining Corp. (the “Company” or “Baja”) is pleased to provide shareholders with an update on the status of the Company and the progress of the El Boleo Project (“Boleo” or the “Project”).

Following the previously announced slowdown in Project construction the Company has been devoting significant time to progressing detailed engineering.  Work also continues at Boleo to complete certain infrastructure on site, such as the phase 1 construction camp and desalination plant. The Company has also commenced a capital and operating cost review, as it believes that one positive outcome of the global financial crisis and the related easing of the construction market, is the potential for a reduction in capital and operating costs in the near term. The slowing of the original construction schedule now enables the Company to take advantage of the reduced cost environment. The re-costing estimate is being undertaken in Vancouver together with the assistance of Baja’s Korean partners.

The Company has been working closely with its suppliers and contractors to defer commitments. Through this process, Baja has managed to retain a strong working capital position.  While funds are being spent on a slowed basis, currently the Company (on a consolidated basis) has approximately US$44.7 million in cash, significantly more than its current market capitalization.

Baja and its Korean partners are working together closely to develop a new Project schedule that will incorporate new cost estimates and expected timing of full re-engagement in Project construction. The Company also continues  to work closely with its financial advisor, Endeavour Financial International Corporation, to implement an optimum financing package for the construction of Boleo.

In addition, the Company advises that it has made an application to the Toronto Stock Exchange to re-price all outstanding stock options currently priced above $0.40 to a level of $0.40. The option re-pricing, if approved by disinterested shareholders at the next annual general meeting of shareholders, will affect 9,240,000 stock options currently granted to officers, directors, employees and consultants of the Company. The re-pricing of these stock options is intended to reflect current international financial conditions, and thereby fairly reward performance and enable the retention of talented staff. In the medium-term this will assist the development of Boleo, thus enhancing shareholder value.

Baja is the majority owner of the Boleo copper-cobalt-zinc-manganese project at Santa Rosalia, Baja California Sur, Mexico. Boleo’s targeted date for commissioning is 2011. The average annual production for the first four years at full operating capacity is scheduled to be 56,000 tonnes of copper cathode, 1,500 tonnes of cobalt cathode and 20,000 tonnes of zinc sulphate. The Project has a mine life of over 25 years and anticipated cash costs in the lowest quartile of world production.

ON BEHALF OF THE BOARD OF DIRECTORS OF

BAJA MINING CORP.

“John W. Greenslade”

JOHN W. GREENSLADE, PRESIDENT

For further information please contact John Greenslade, President, at (604) 685-2323

Some of the statements contained in this release are forward-looking statements, such as statements that describe the Company’s projected metal price expectations, the need for additional capital, estimated start of construction of the process plant and other such facilities, potential negotiation and finalization of construction financing arrangements, estimated costs savings, estimated production numbers, estimated commissioning date and other statements.  Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict.  Actual results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual revenues to differ materially from those contained in such forwarding-looking statements include (i) fluctuations on the prices of copper, cobalt, zinc and manganese, (ii) interpretation of contract terms, (iii) accuracy of the Company’s and consultants’ projections, (iv)  the Company’s ability to finance, receive permits for, obtain equipment, construct and develop the El Boleo Project, (v) the effects of weather; operating hazards; adverse geological conditions and global warming, (vi) impact of availability of labor, materials and equipment; and (vii) changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability.

These forward-looking statements represent the Company’s views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Readers should not place undue reliance on any forward-looking statements.